[redacted]

AB 8/27

UN. 08032217

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

AUG 26 2008

Washington, DC 111

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 12525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Investment Services Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12701 Townepark Way, Ste. 303
(No. and Street)

Louisville (City) KY (State) 40243-2301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald A. Wells (502) 736-1340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buetow, LeMastus & Dick PLLC
(Name – *if individual, state last, first, middle name*)

1510 PNC Plaza
500 West Jefferson Street (Address) Louisville (City) KY (State) 40202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 28 2008 E
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald A. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Investment Services, Co., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

My commission expires:
April 28, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALEXANDER INVESTMENT SERVICES, CO.

Financial Statements

June 30, 2008 and 2007

ALEXANDER INVESTMENT SERVICES, CO.

Table of Contents

Buetow, LeMastus & Dick PLLC

Independent Auditors' Report

The Board of Directors
Alexander Investment Services, Co.:

We have audited the accompanying statements of financial condition of Alexander Investment Services, Co. (the Company) (a Kentucky corporation) as of June 30, 2008 and 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buetow, LeMastus & Dick PLLC

Louisville, Kentucky
August 18, 2008

1510 PNC Plaza • 500 West Jefferson Street • Louisville, Kentucky 40202
502.568.6533 • Fax 502.568.6354

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Financial Condition

June 30, 2008 and 2007

Assets		2008		2007
Cash and cash equivalents	$	33,772	$	45,280
Accounts receivable		8,377		5,272
Accrued commissions		29,771		14,737
Deferred tax asset		-		2,179
Marketable securities		42,322		56,257
Property and office equipment, net		36,266		14,285
Security deposit		3,300		3,300
Other assets		10,808		11,307
Total assets	$	164,616	$	152,617

Liabilities and Stockholders' Equity

		2008		2007
Liabilities:				
Accounts payable	$	2,704	$	1,416
Deferred tax liability		4,846		-
Accrued expenses and other payables		28,942		21,960
Total liabilities		36,492		23,376
Stockholders' equity:				
Capital stock, common, no par value; Authorized 100,000 shares, 60,000 issued and 50,000 outstanding shares		1,000		1,000
Additional paid-in capital		68,882		68,882
Treasury stock at cost, 10,000 shares		(78,690)		(78,690)
Retained earnings		136,932		138,049
Total stockholders' equity		128,124		129,241
Total liabilities and stockholders' equity	$	164,616	$	152,617

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Operations

For the Years Ended June 30, 2008 and 2007

		2008		2007
Revenues:				
Commissions	$	3,233,963	$	2,923,759
Retirement plan fees		90,338		91,428
Interest and dividends		15,211		8,908
Gain on sale of marketable securities		2,841		28,793
Securities losses, net		(7,758)		(13,049)
Other		35,000		-
Total revenues		3,369,595		3,039,839
Expenses:				
Officers' compensation		2,304,243		2,115,998
Salaries, wages, and commissions		769,089		675,324
Payroll taxes		25,835		24,511
Insurance		32,609		32,860
Employee retirement plan		30,000		27,000
Depreciation		7,730		6,081
Rent		48,339		46,945
Office supplies		42,252		42,957
Telephone		19,102		20,110
Consulting		22,180		13,532
Regulatory fees		21,859		11,173
Other expenses		40,454		30,919
Total expenses		3,363,692		3,047,410
Net income (loss) before income tax (benefit) expense		5,903		(7,571)
Income tax benefit (expense)		(7,020)		5,738
Net income (loss)	$	(1,117)	$	(1,833)

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Changes in Stockholders' Equity

For the Years Ended June 30, 2008 and 2007

	Common Stock		Additional paid-in	Retained	Treasury	
	Shares	Amount	capital	earnings	stock	Total
Balances at June 30, 2006	50,000	$ 1,000	$ 68,882	$ 139,882	$ (78,690)	$ 131,074
Net loss	-	-	-	(1,833)	-	(1,833)
Balances at June 30, 2007	50,000	1,000	68,882	138,049	(78,690)	129,241
Net loss	-	-	-	(1,117)	-	(1,117)
Balances at June 30, 2008	50,000	$ 1,000	$ 68,882	$ 136,932	$ (78,690)	$ 128,124

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Cash Flows

For the Years Ended June 30, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ (1,117)	$ (1,833)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	7,730	6,081
Securities losses, net	7,758	13,049
Gain on sale of marketable securities	(2,841)	(28,793)
Deferred income tax	7,025	(5,738)
(Increase) decrease in assets:		
Accounts receivable	(3,105)	1,962
Accrued commissions	(15,034)	1,533
Other assets	499	(141)
Increase (decrease) in liabilities:		
Accounts payable	1,288	(1,192)
Accrued expenses and other payables	6,982	(1,684)
Net cash provided (used) by operating activities	9,185	(16,756)
Cash flows from investing activities:		
Additions to property and office equipment	(29,711)	(9,933)
Purchases of marketable securities	(5,042)	(10,000)
Proceeds from sale of marketable securities	14,060	48,294
Net cash provided (used) by investing activities	(20,693)	28,361
Net increase (decrease) in cash and cash equivalents	(11,508)	11,605
Cash and cash equivalents at beginning of year	45,280	33,675
Cash and cash equivalents at end of year	$ 33,772	$ 45,280

The accompanying notes are an integral part of these financial statements.

(1) Nature of Business

Alexander Investment Services, Co., (the Company), a Kentucky corporation, is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting whereby revenue and commissions are recognized when earned and expenditures are recognized when incurred.

(b) Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(c) Marketable Securities

Marketable securities are carried at market value. Dividends on marketable securities are recognized in income when declared. Realized gains and losses are included in income. Realized gains and losses are determined on the basis of the actual costs of the securities sold.

(d) Property and Office Equipment

Property and office equipment are stated at cost less accumulated depreciation. A combination of accelerated methods and the straight-line method has been used to calculate depreciation as applicable to each asset. Furniture is depreciated over a 5-7 year useful life and office equipment is depreciated over a 5-year useful life.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

(e) Commission Revenue

Commission revenue is recognized when the Company is contractually entitled to receive the income from the securities provider.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Marketable Securities

Marketable securities include mutual funds that are publicly offered and valued on a securities exchange or independent publicly quoted market. At June 30, 2008 and 2007, the market value of those securities was $42,322 and $56,257, respectively.

(4) Property and Office Equipment

Property and office equipment at June 30 are summarized as follows:

	2008	2007
Furniture	$ 14,260	$ 14,260
Office equipment	158,988	129,277
	173,248	143,537
Less accumulated depreciation	136,982	129,252
	$ 36,266	$ 14,285

(Continued)

(5) Retirement Plans

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was $30,000 and $27,000 for the years ended June 30, 2008 and 2007, respectively.

(6) Income Taxes

Income tax benefit attributable to net income before income taxes for the years ended June 30, 2008 and 2007 consists of:

	2008	2007
Current income tax provision:		
Federal	$ –	$ –
State	–	–
	–	–
Deferred income tax expense (benefit):		
Federal	$ 5,014	$ (4,095)
State	2,006	(1,643)
	7,020	(5,738)
Total income tax expense (benefit)	$ 7,020	$ (5,738)

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As such, a valuation allowance was not considered necessary at June 30, 2008 and 2007.

Income tax benefit attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 15% to earnings before income taxes as a result of the following:

	2008	2007
Tax expense (benefit) at expected statutory federal rate	$ 885	$ (1,136)
Nondeductible expenses	510	444
Adjustment of prior estimates	3,619	(3,403)
State taxes	2,006	(1,643)
	$ 7,020	$ (5,738)

(Continued)

(6) Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consists of the following as of June 30, 2008 and 2007:

		2008		2007
Deferred tax asset:				
NOL carryforward	$	906	$	6,548
Deferred tax liabilities:				
Adjustment to cash basis on income tax return		3,500		784
Depreciation		466		171
Unrealized appreciation		1,785		3,414
		5,751		4,369
Net deferred tax asset (liability)	$	(4,845)	$	2,179

The Company has a tax net operating loss of $4,315 at June 30, 2008 expiring June 30, 2025 and June 30, 2026.

(7) Lease Commitments

The Company leases office space in Louisville, Kentucky under an operating lease agreement that expires July 31, 2010. The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $48,339 and $46,945 for the years ended June 30, 2008 and 2007, respectively.

Future minimum lease payments under the operating lease at June 30 are as follows:

2009	$	39,600
2010		39,600
2011		3,300
	$	82,500

(Continued)

(8) Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2008 and 2007 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2008	2007
Aggregate indebtedness	$ 36,492	$ 23,376
Net capital:		
Stockholders' equity	$ 128,124	$ 129,241
Nonallowable assets:		
Property and office equipment, net	(36,266)	(14,285)
Accounts receivable	(8,377)	(5,272)
Other assets	(14,108)	(16,786)
Net capital	69,373	92,898
Haircuts on securities:		
Money market funds	(15)	(32)
Other securities	(6,348)	(8,439)
Undue concentration	–	–
Net capital	$ 63,010	$ 84,427
Ratio of aggregate indebtedness to net capital	.5791	.2769

In addition, there are no liabilities subordinated to general creditors as of June 30, 2008 or 2007.

(Continued)

(9) Risks and Concentrations

Approximately 61% of the Company's total commissions is generated from one securities provider. Should the Company or the securities provider seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

A significant portion of the Company's business is for customers in Kentucky and Indiana. Accordingly, the occurrence of any adverse economic conditions or an adverse regulatory climate in any of these states could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance, at times, may exceed federally insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of operations.

(10) FOCUS Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report) as of June 30, 2008 and 2007.

ALEXANDER INVESTMENT SERVICES, CO.

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
and
Statement Regarding Liabilities Subordinated to General Creditors

As of June 30, 2008

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2008 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2008
Aggregate indebtedness	$ 36,492
Net capital:	
Stockholders' equity	$ 128,124
Nonallowable assets:	
Property and office equipment, net	(36,266)
Accounts receivable	(8,377)
Other assets	(14,108)
Net capital	69,373
Haircuts on securities:	
Money market funds	(15)
Other securities	(6,348)
Undue concentration	–
Net capital	$ 63,010
Ratio of aggregate indebtedness to net capital	.5791

In addition, there are no liabilities subordinated to general creditors as of June 30, 2008.

Buetow, LeMastus & Dick
PLLC

Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Alexander Investment Services, Co.:

In planning and performing our audit of the financial statements and supplemental schedule of Alexander Investment Services, Co. (the Company) as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1510 PNC Plaza • 500 West Jefferson Street • Louisville, Kentucky 40202
502.568.6533 • Fax 502.568.6354

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

* * * * * * *

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buxton, Le Master & Rich PLLC

August 18, 2008

END